REALTY INCOME CORPORATION

11995 El Camino Real

San Diego, California, 92130

October 20, 2021

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

Office of Real Estate & Construction

100 F Street, N.E.

Washington, D.C. 20549

Attn: Joseph Ambrogi

Re: Realty Income Corporation Registration Statement on Form S-4

File No. 333-260165

Ladies and Gentlemen:

Pursuant to Rule 461 of Regulation C of the General Rules and Regulations promulgated under the Securities Act of 1933, as amended, Realty Income Corporation hereby respectfully requests that the effective date of the above-referenced Registration Statement be accelerated so that it will become effective at 5:00 P.M., Eastern Time, on October 22, 2021, or as soon as practicable thereafter.

[Remainder of Page Intentionally Left Blank]

Securities and Exchange Commission

October 20, 2021

Please direct any questions regarding this correspondence to our counsel, Andrew Baker of Latham & Watkins LLP, at andrew.baker@lw.com or + 1 (212) 906-1611.

Very truly yours,

Realty Income Corporation

/s/ Michelle Bushore
Name: Michelle Bushore
Title: Executive Vice President, Chief Legal Officer, General Counsel and Secretary

cc:	William K. Cernius, Latham & Watkins LLP
Darren Guttenberg, Latham & Watkins LLP